Exhibit (a) 12

LEVI & KORSINSKY LLP

Donald J. Enright (admitted in New Jersey)

1101 30th Street, N.W.

Suite 115

Washington, DC 20007

(T) 202-524-4290

(F) 202-333-2121

CARL BELLO, individually and on behalf of	:	SUPERIOR COURT OF NEW JERSEY
all others similarly situated,		MERCER COUNTY
:
Plaintiff,		Case No. L 2688-12
:
v.		CIVIL ACTION
:
ROBERT F. DOMAN, JAY M. HAFT,		AMENDED CLASS ACTION
ALFRED ALTOMARI, DAVID M.	:	COMPLAINT
BARTASH, ALEXANDER W. CASDIN,
PAUL J. HONDROS, MAGNUS MOLITEUS,	:
DAVID M. WURZER, SUN
PHARMACEUTICAL INDUSTRIES	:
LIMITED, CARACO ACQUISITION
CORPORATION, AND, DUSA	:
PHARMACEUTICALS, INC.,
:
Defendants.

Plaintiff Carl Bello (”Plaintiff”) by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public stockholders of DUSA Pharmaceuticals, Inc. (“DUSA” or the “Company”) against DUSA’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Sun Pharmaceuticals Industries Limited (“Sun”) by means of an unfair process, for an unfair price, and without material information necessary for DUSA stockholders to determine whether or not to tender their shares.

2. On November 8, 2012, Sun and the Company announced that they had entered into a merger agreement (the “Merger Agreement”) under which Sun, through its wholly owned subsidiary Caraco Acquisition Corporation (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of DUSA for $8.00 per share in cash (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $230 million.

3. On November 21, 2012, Sun commenced the tender offer by filing a Schedule TO-T, containing an Offer to Purchase, which schedules the close of the tender offer to occur on December 19, 2012.

4. The consideration offered in the Proposed Transaction fails to reflect the Company’s intrinsic value, given DUSA’s recent strong performance as well as its future growth prospects. Even DUSA’s own financial advisor, Leerink Swann LLC (“Leerink”) found the Company’s implied value to be higher than the merger consideration. Analyses performed by Leerink underlying its fairness opinion yielded implied values for the Company as high as $16.24 per share.

5. Not only did the Board agree to and recommend a Proposed Transaction that fails to reflect the true value of the Company, but it also ignored a higher offer made just three days prior to the Board signing the Merger Agreement. On November 4, 2012, Company B made an offer to acquire 100% of the common stock of the Company at a cash price in a range of $8.30-$8.50 per share.

6. In an effort to ensure their own personal gain, the Board took the “bird in hand” by inking the Merger Agreement with Sun, rather than maximizing value for the Company’s stockholders. Despite being advised by Company B that it would submit a revised merger agreement after its third quarter earnings were released on November 7, 2012, the Board rushed to accept Sun’s terms and sign the Merger Agreement. Unsurprisingly, the Board will profit handsomely as a result of the Proposed Transaction with Defendant Robert Doman (“Doman”), the Company’s CEO, receiving approximately $6.7 million in cash, and the other directors receiving hundreds of thousands of dollars. The Board allowed Doman and DUSA’s management team to lead the process with very little oversight.

7. Moreover, despite the existence of a higher bid, Defendants have agreed to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the Merger Agreement, Defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even in continuing discussions and negotiations with potential acquirers; (ii) a provision that provides Sun with 3 business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Sun a termination fee of $9 million in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of DUSA.

8. Not only have the Defendants spurned a higher offer for the Company and agreed to a deal that fails to reflect the Company’s true value, but they are soliciting stockholders to tender via a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) filed on November 21, 2012 that fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information. Based on the Recommendation Statement in its current form, DUSA stockholders are unable to make an informed decision regarding whether or not to tender their shares in the Proposed Transaction.

9. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and DUSA, Sun and Merger Sub have aided and abetted such breaches by DUSA’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

10. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of DUSA.

11. DUSA is a corporation organized and existing under the laws of the State of New Jersey. It maintains its principal executive offices at 25 Upton Drive Wilmington, MA 01887.

12. Defendant Robert F. Doman (“Doman”) has been the President and Chief Executive Officer of the Company since 2007, and a director of the Company since June 2006.

13. Defendant Jay M. Haft (“Haft”) has been a director of the Company since September 1996, and has served as Chairman of the Board since December 2008.

14. Defendant Alfred Altomari (“Altomari”) has been a director of the Company since July 2010.

15. Defendant David M. Bartash (“Bartash”) has been a director of the Company since November 2001, and currently serves as the Vice-Chairman of the Board and Lead Director.

16. Defendant Alexander W. Casdin (“Casdin”) has been a director of the Company since January 2009.

17. Defendant Paul J. Hondros (“Hondros”) has been a director of the Company since July 2010.

18. Defendant Magnus Moliteus (“Moliteus”) has been a director of the Company since July 2003.

19. Defendant David M. Wurzer (“Wurzer”) has been a director of the Company since July 2010.

20. Defendant Sun is an Indian corporation with its headquarters located at Acme Plaza, Andheri Kurla Rd, Andheri (E), Mumbai 400 059. Sun is one of the leading pharmaceutical companies in India, and one of the largest Indian companies in the U.S. generic market, offering a portfolio of generics including controlled substances and dermatologicals.

21. Defendant Merger Sub is a New Jersey corporation wholly owned by Sun that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

22. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of DUSA and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

23. Where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders. To comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will unreasonably discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

24. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

25. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff and other public shareholders of DUSA.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action as a class action pursuant to section 4.32 of the New Jersey Rules of Civil Procedure on behalf of all persons and/or entities that own DUSA common stock (the “Class”). Excluded from the Class are Defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

27. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. As of November 6, 2012, approximately 25 million shares of common stock were represented by the Company as outstanding. All members of the Class may be identified from records maintained by DUSA or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

28. Questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have the Individual Defendants breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(iv)	Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(v)	Have the Individual Defendants failed to provide shareholders with material information necessary for them to make an informed decision regarding whether or not to tender their shares;

(vi)	Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(vii)	Have DUSA, Sun, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(viii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

29. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have sustained damages as a result of Defendants’ wrongful conduct as alleged herein.

30. Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent.

31. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

FURTHER SUBSTANTIVE ALLEGATIONS

Background

32. DUSA is a market leader in photodynamic therapy (PDT), marketing products to dermatologists to treat patients with minimally to moderately thick actinic keratoses (AKs) of the face or scalp. DUSA commercial brands include BLU-U®, and LEVULAN®/ KERASTICK®. DUSA’s Levulan combination therapy is approved by FDA for treatment of non-hyperkeratotic actinic keratoses or AKs of the face or scalp; BLU-U treatment has been approved by FDA for the treatment of moderate inflammatory acne vulgaris and general dermatological conditions.

33. Such innovative products have sparked steadily impressive financial results for the Company. On March 6, 2012, DUSA released its full year 2011 financial results, including highlights such as:

•

For the second consecutive year, the Company reached profitability on both a GAAP and non-GAAP basis; as well as, generated positive cash flow (change in cash and cash equivalents and marketable securities) for the full year 2011.

•	GAAP net income was $3.3 million for the fourth quarter and $7.3 million for the full year 2011, representing year-over-year improvements of $0.4 million and $4.6 million, respectively.

•	Non-GAAP net income was a record $4.2 million for the fourth quarter and $9.6 million for the full year 2011, representing year-over-year improvements of $1.2 million and $5.3 million, respectively.

The Company generated $3.8 million in positive cash flow during the fourth quarter and $8.6 million in positive cash flow for the full year 2011.

•

Domestic PDT revenues reached a record high of $15.1 million for the fourth quarter of 2011, representing a $3.4 million or 29% improvement as compared to the prior year quarter. Full year 2011 domestic PDT revenues totaled $43.1 million, representing an $8.4 million or 24% improvement year-over-year.

34. Expanding upon these results, Doman discussed the success of the Company’s pharmaceutical products as well as the progress of the Company’s clinical trials, stating:

2011 was a very successful year for DUSA, fueled by more physicians and patients adopting Levulan® PDT as the treatment of choice for actinic keratosis (AK). “We ended the year with exceptional results, including a 30% increase in domestic Kerastick® revenues and the sale of 105 BLU-U® units in the fourth quarter alone. This performance drove significant year-over-year income and cash flow improvements. In fact, our standalone fourth quarter 2011 income and cash flow results either met or exceeded our full year 2010 totals.

In 2012, we plan to build upon this momentum by continuing to increase existing account penetration and capturing new business. We also look forward to the results of our Phase 2 clinical trial which is evaluating a number of outcomes that could potentially support the expansion of our product label, including broad area application of the face and scalp, short drug incubation methods and the potential for reduction of AK recurrence in the treatment area.

35. The Company successfully continued to build upon this momentum in 2012. On May 8, 2012 the Company released its first quarter 2012 financial results. The first quarter financial highlights included:

•	Total product revenues were $13.4 million for the quarter, representing a $2.4 million, or 22%, year-over-year improvement.

•	Domestic PDT revenues totaled $13.4 million for the quarter, representing a $2.7 million, or 26%, year-over-year improvement.

•	Domestic Kerastick® revenues totaled $12.6 million for the quarter, representing a $2.4 million, or 24%, year-over-year improvement.

•	Domestic BLU-U® sales volumes reached a record high at 114 units for the quarter with revenues of $0.8 million.

•	The Company generated $0.8 million in positive cash flow (change in cash, cash equivalents, and marketable securities) during the first quarter of 2012.

36. On August 2, 2012, the Company released its second quarter 2012 financial results. The Company’s second quarter financial highlights included:

•

Total product revenues were $11.7 million for the second quarter of 2012, representing a $2.1 million, or 21%, improvement year-over-year. Domestic Kerastick® revenues totaled $11.2 million for the second quarter of 2012, representing a $2.0 million, or 22%, improvement year-over-year.

•	Product gross margins were $9.9 million for the second quarter of 2012, representing a $1.7 million, or 21%, year-over-year improvement.

•	The Company generated $2.3 million in positive cash flow (change in cash and cash equivalents and marketable securities) during the second quarter of 2012.

37. Doman expanded upon these results, and laid out the Company’s development and revenue growing projects for the second half of 2012, stating:

The second quarter of 2012 was another strong quarter for the Company. This marks the 27th consecutive quarter of year-over-year domestic Kerastick® volume growth and the 11th consecutive quarter of being either cash flow positive and/or profitable on a non-GAAP basis. Quarterly top-line revenue growth and margin expansion allowed us to absorb incremental investment into our business while remaining cash flow positive and profitable on both a GAAP and non-GAAP basis.

For the remainder of 2012, we intend to build upon our strong first half financial performance, with a focus on increasing revenues and the further advancement of commercial and developmental projects to expand our Levulan® PDT franchise. We have completed, as planned, enrollment in both of our Phase 2 clinical studies utilizing the broad area/short drug incubation (BASDI) method for the treatment of actinic keratoses (AKs). We look forward to the preliminary results of these studies which we expect to announce in the latter part of this year.

38. The Company’s prospects moving forward appear bright, as the field of dermatological pharmaceuticals continues to grow more lucrative. As stated in a November 9, 2012, Daily News and Analysis article: “Estimates by research consultancy Express Scripts state that spending on derma products increased 18% on-year in the US in the first five months of 2012, driven mainly by rising cost of individual prescriptions. Sarabjit Kour Nangra, vice-president of research at Angel Broking, said margins on dermatological products in the US are slightly better (in the 20-25% range) than other products due to muted competition.”

39. This growth in the market of dermatological pharmaceuticals was further confirmed by the Company’s third quarter financial results released in a Form 10-Q (the “10-Q”) filed with the SEC on November 9, 2012. These results revealed, in part:

For the three and nine-month periods ended September 30, 2012, total products revenues, comprised of revenues from our Kerastick® and BLU-U® products, were $9,740,000 and $34,887,000, respectively. This represents an increase of $366,000 or 4%, and $4,860,000, or 16%, over the comparable 2011 totals of $9,374,000 and $30,027,000, respectively.

For the three and nine-month periods ended September 30, 2012, Kerastick® revenues were $9,305,000, and $33,166,000, respectively, representing a $386,000, or 4%, and $4,535,000, or 16%, increase over the comparable 2011 totals of $8,919,000, and $28,631,000, respectively.

Total product margins for the three and nine-month periods ended September 30, 2012 were $8,231,000 and $29,530,000, respectively, as compared to $7,962,000 and $25,513,000 for the comparable 2011 periods

The Proposed Transaction Fails to Reflect the Intrinsic Value of the Company

40. The Merger Agreement provided that Sun, through Merger Sub, will commence a tender offer to acquire all of the outstanding shares of DUSA for $8.00 per share in cash. The Proposed Transaction is valued at approximately $230 million.

41. Given the Company’s recent strong performance, and its positioning for growth, the Proposed Transaction consideration is inadequate and significantly undervalues the Company. Sun is seeking to acquire the Company at the most opportune time, at a time when the Company is performing very well and is positioned for tremendous growth.

42. The Company’s stock price has risen quickly from the summer of 2012. While the Company’s stock price was $4.91 per share on June 1, 2012, it reached $7.00 per share on October 16, 2012. This recent surge is detailed in the chart below:

43. Furthermore, according to Yahoo Finance!, at least one Wall Street analyst had a price target of $9.50 per share before the Proposed Transaction was announced, while the average analyst target price was $8.33 per share.

44. The analyses conducted by DUSA’s financial advisor demonstrate that the merger consideration is inadequate. For example, the Selected Transactions Analysis performed by Leerink yielded an implied value of the Company as high as $8.50 per share. The Illustrative Discounted Cash Flow Analysis performed by Leerink yielded an implied value of the Company as high as $16.24 per share should DUSA obtain a life cycle extension program.

45. In addition, the Proposed Transaction consideration fails to adequately compensate DUSA’s shareholders for the significant synergies created by the merger. The Proposed Transaction is a strategic merger for Sun, giving it footing in the lucrative sphere of dermatological pharmaceuticals. As stated by Dilip Shanghvi, Sun’s managing director: “DUSA’s business brings us an entry into dermatological treatment devices, where we see good growth opportunities. DUSA has proven technical capabilities in photodynamic skin treatments, with USFDA approved manufacturing.”

46. Despite the significant synergies inherent in the transaction for Sun, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Sun.

The Board Spurned A Higher Offer in an Effort to Ensure Their

Own Immediate Personal Gain

47. From the moment the Board decided to consider strategic alternatives, it allowed Doman and DUSA’s management team to lead the process with very little oversight. There was no Special Committee was formed, no director named “lead” to work with management and Leerink to oversee the process. Instead, the Board allowed Doman and members of management to meet with the parties and steer the process.

48. Doman personally led the sales process. Doman met or held discussions with representatives from 14 different companies from March 2012 until the Proposed Transaction was announced. Thus, the purported sales process was led by the most conflicted member of the Board.

49. Three days before the Board signed the Merger Agreement, Company B made an offer to acquire DUSA at a price $0.30 - $0.50 higher than that offered by Sun. Despite this, the Board chose to proceed with the Merger Agreement with Sun and to end negotiations with Company B.

50. At the time it made its offer, Company B indicated that it would not provide DUSA with its revised merger agreement until after its third quarter earnings were released, a mere three days later.

51. The Board chose not to wait this mere three day period to continue negotiations with Company B, but rather, preemptively accepted the lower offer from Sun, effectively foreclosing the prospect of obtaining significantly more value for shareholders.

52. Although the Proposed Transaction does not maximize shareholder value, the Company’s named executive officers and board members will receive lucrative cash awards as a result of the Proposed Transaction.

53. Certain of the Company’s officers and directors currently hold stock options and/or restricted shares. Pursuant to the terms of the Merger Agreement, stock options will be cancelled and converted into the right to receive the excess of the merger consideration over the per share exercise price. Restricted stock units will be converted into the right to receive the per share merger consideration. As stated in the Recommendation Statement, DUSA directors and executive officers hold 1,706,150 stock options and 1,549,000 restricted shares, valued at more than $21.8 million. Defendant Doman alone stands to earn more than $6.7 million should the Proposed Transaction be consummated.

54. In addition, each of DUSA’s executive officers is subject to an employment agreement that provides for benefits in a change-of-control transaction. The following chart shows the amount of compensation the executive officers will receive should they be terminated without cause or resign for good reason should the Proposed Transaction be consummated:

Name	Cash	Equity	Perquisites /Benefits	Other	Total Payments
Robert F. Doman	$1,687,500	$4,957,593	$48,268	$50,000	$6,743,361
Richard C. Christopher	$770,000	$2,070,370	$32,687	$50,000	$2,923,057
William F. O’Dell	$795,200	$2,150,370	$34,486	$50,000	$3,030,056
Mark C. Carota	$631,800	$1,462,467	$30,494	$50,000	$2,174,761
Scott L. Lundahl	$629,100	$1,462,467	$14,556	$50,000	$2,156,123
Stuart L. Marcus	$799,400	$855,092	$34,160	$50,000	$1,738,652
Michael J. Todisco	$540,000	$1,324,942	$11,519	$50,000	$1,926,461

55. Rather than negotiating with a party who was prepared to offer a higher price, the Board opted to ensure their own financial security by agreeing to the lesser offer from Sun. Based on the above, the Proposed Transaction reflects an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of, and to the detriment of, DUSA’s public shareholders.

The Preclusive Deal Protection Devices

56. The Proposed Transaction is also unfair because as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

57. First, the Merger Agreement contains a strict “no shop” provision prohibiting the DUSA Board from taking any meaningful affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting alternative acquisition proposals or business combinations.

58. Specifically, § 6.8 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Sun. Section 6.8(a) demands that the Company terminate any and all prior or on-going discussions with other potential acquirers.

59. Similarly, § 6.8(e) of the Merger Agreement provides a matching rights provision whereby the Company must promptly notify Sun of any unsolicited competing bidder’s identity and the terms of the bidder’s offer. Then, if and only if Board determines that the unsolicited offer constitutes a superior proposal, Sun must be granted three business days to make a counter-offer such that the superior proposal is no longer considered “superior.”

60. Thus, even if the DUSA Board receives an intervening bid that appears to be “superior” to Sun’s offer, they are precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior,” and then must give Sun three business days to match the competing offer. Consequently, this provision prevents the DUSA Board from properly exercising their fiduciary duties.

61. In addition to the “no shop” and matching rights provisions, the Merger Agreement includes a steep termination fee of $9 million that will all but ensure that no competing offer will be forthcoming.

62. Sun is also the beneficiary of a “Top-Up” provision that ensures that Sun gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Sun receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Sun fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Sun an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

63. Compounding the preclusive effects of these deal protections is the fact that each of the directors and executive officers of the Company executed a support agreement, dated as of November 8, 2012 (the “Support Agreements”). Pursuant to the Support Agreements, the directors and executive officers will collectively tender 4,464,746 shares of Common Stock, including all of the shares of Common Stock to be acquired by such directors and executive officers after the date of the Support Agreements in relation to the exercise of their options and the vesting of their restricted shares, plus additional shares of common stock, if any, acquired after the date of the Support Agreements in the Proposed Transaction. This represents almost 20% of the Company’s outstanding stock. Accordingly, this transaction can be consummated if a mere 30% plus one share tender into the transaction, which does not reflect the majority of the Company’s public shareholders.

64. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. These facts are particularly egregious, given that the Board was fully aware that Company B was willing and able to pay substantially more for the Company than Sun was agreeing to pay.

The Materially Misleading and Incomplete Recommendation Statement

65. Defendants have failed to provide complete and accurate information about the Proposed Transaction to DUSA’s public shareholders who must make their investment decision by December 19, 2012. As set forth in more detail below, the Recommendation Statement omits and/or misrepresents material information concerning, among other things, (1) the sales process for DUSA; (2) certain forecasts provided to the financial advisors by DUSA’s management team and certain analyses performed by Leerink prior to the issuance of its fairness opinion; and (3) the data and inputs underlying the financial valuation exercises that purport to support the Fairness Opinion rendered by Leerink.

Disclosures Related to the Process by Which the Board Agreed to the Proposed Transaction

66. The Recommendation Statement fails to disclose material information concerning the events leading up to the announcement of the Proposed Transaction. In particular, the Recommendation Statement fails to disclose:

(a)	Whether the Board considered any other financial advisors prior to retaining Leerink on February 3, 2012;

(b)	The identities of the members of management that held meetings, made presentations or had discussions with potential partners on June 19, 2012, July 19, 2012, August 20, 2012, August 23, 2012, September 5, 2012, September 13, 2012, September 14, 2012, October 3, 2012, October 9, 2012, October 10, 2012, October 28, 2012, October 29, 2012, November 2, 2012, and November 7, 2012;

(c)	The criteria used by Leerink to identify the 30 potential strategic partners presented to the Board on February 14, 2012;

(d)	The number of parties contacted by Leerink between February and June 2012 to gauge their interest in a potential strategic acquisition of the Company;

(e)	Whether the representative from the nine companies Doman met between March 16 and March 20, 2012 were e potential partners suggested by Leerink on February 14, 2012, or those contacted from March to June 2012;

(f)	The number of pharmaceutical companies were contacted by Leerink as discussed at the May 2, 2012 Board meeting, and whether they were the same as those suggested by Leerink on February 14, 2012, or those contacted from March to June 2012;

(g)	The Board’s basis for authorizing Leerink only to solicit potential strategic partners at the June 14, 2012 Board meeting and whether the 15 parties formally approached by Leerink were the same as those suggested by Leerink on February 14, 2012, or those contacted from March to June 2012;

(h)	The Board’s basis for inviting only Sun, Company A, and Company B to submit an indication of interest to acquire the Company;

(i)	The number of companies that indicated they were not interested in entering into a transaction with DUSA as discussed at the July 13, 2012 Board meeting, and their reasons for not wanting to enter into a transaction;

(j)	The basis for not resuming discussions with previously contacted parties to determine any potential interest once the Board determined that a round of bids should be received by mid-September, 2012;

(k)	The basis for Doman informing the CEO of Company B on September 5, 2012, that the Board was concerned about Company B’s ability to finance the transaction;

(l)	The issues with the draft merger agreement that led Leerink to call negotiations with Sun “difficult” at the October 26, 2012 Board meeting;

(m)	The reason Leerink provided Sun an extension on the bid deadline on October 4, 2012, the day before its final bid was due, when the Board specifically decided not to extend the deadline earlier on September 27, 2012;

(n)	The reason Leerink on October 29, 2012, contacted Company B and Company F to determine their interest in submitting bids, and the basis for waiting so long after the revised October 12, 2012 deadline to contact Companies B and F;

(o)	The counter-offer Leerink was directed to give Sun on November 5, 2012;

(p)	Whether the confidentiality agreements entered into by Company A and Company F with DUSA contained standstill provisions, and whether those standstill provisions terminated upon the announcement of the Proposed Transaction.

67. This information, which bears directly on the process undertaken by the Board and the fairness of the consideration offered to DUSA’s shareholders, is material. The omission of this information regarding the process and consideration obtained renders all statements pertaining to the Board’s belief that the Proposed Transaction provides a better opportunity to the Company’s shareholders than any alternatives available misleading.

Disclosures Related to the Company’s Financial Forecasts and Financial Analyses Performed by Leerink

68. The Recommendation Statement also fails to disclose the free cash flows from October 1, 2012 to December 31, 2019 as used in the Illustrative Discounted Cash Flow Analysis, as well as the valuation guidance provided by Leerink to Company E, Sun and any other potential strategic partner during the process.

69. The Recommendation Statement fails to disclose the financial projection items below, for two cases provided by DUSA management and to Leerink for purposes of its analyses, which formed the basis for its Fairness Opinion, upon which the Board ultimately relied in recommending that DUSA shareholders tender into the tender offer:

(a)	PDT Drug and Device revenue (2017-2019)

(b)	Cost of product sales (2017-2019)

(c)	Operating costs (2017-2019)

(d)	Operating income (2017-2019)

(e)	Depreciation and amortization (2012-2019)

(f)	Stock-based compensation expense (2012-2019)

(g)	Taxes or tax rate (2012-2019)

(h)	Increases in working capital (2012-2019)

(i)	Capital expenditures (2012-2019)

70. The financial forecasts of DUSA are material to DUSA shareholders, given not only the reliance by Leerinkon such information in its Fairness Opinion, but the Board’s reliance on such Fairness Opinion. The absence of these underlying financial projections renders the various valuation analyses conducted by the financial advisors misleading. Both the free cash flow and the projected financial information are critical for DUSA shareholders to know in order to assess whether the current offer reflects full value for the Company.

71. The Recommendation Statement fails to disclose certain additional critical metrics underlying the valuation analyses performed by Leerink in providing its fairness opinion to DUSA. Specifically, the Recommendation Statement fails to disclose:

(a)	With respect to the Selected Publicly Traded Companies Analysis, the Recommendation Statement fails to disclose the criteria for selecting the companies utilized in the analysis, the multiples observed for each company, the basis for selecting the multiple ranges of 2.75x – 3.5x enterprise value to 2012E Revenue, 2.2x – 2.8x price to 2013E Revenue, 9.0x – 11.0 x enterprise value to 2012E EBITDA and 8.0x – 10.5x price to 2013E EBITDA to apply to company and “Wall Street” forecasts, and which “Wall Street” forecasts were used to derive an implied equity value per share; whether Leerink performed any benchmarking analysis with respect to DUSA in relation to the selected comparable companies; and whether the value of the Company’s net operating losses (“NOLs”) were treated, if at all, in this analysis;

(b)

With respect to the Selected Transactions Analysis, the Recommendation Statement fails to disclose the percentage premium for the closing price for each transaction, the criteria for selecting the transactions utilized in the analysis, the multiples observed for each of the transactions, the basis for selecting the multiple ranges of 3.25x – 4.0x LTM revenue, 2.75x – 3.5x NTM revenue, 10.0x – 15.0x LTM EBITDA and 9.0x – 13.0x NTM

EBITDA to apply to company and public forecasts; which “Wall Street” forecasts were used to derive an implied equity value per share; whether Leerink performed any benchmarking analysis with respect to DUSA in relation to the selected comparable transactions; and whether the value of the Company’s NOLs were treated in this analysis

(c)	With respect to the Illustrative Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose the definition of free cash flow used; how stock-based compensation was treated in this analysis (i.e. cash or non-cash expense); the concluded present value of usable net operating loss carryforwards used in this analysis; the basis for the selection of the terminal value multiple range of 2.0x-3.5x revenue, which appears to be significantly lower than similar multiples from the selected companies and selected transactions analyses; and the key inputs and assumptions used to determine the discount rate range of 10.0%-14.0% used in this analysis.

72. This information, which formed the basis for Leerink’s various analyses and upon which the Board relied, is material to shareholders. Without an understanding of the underlying inputs and objective criteria used by Leerink in its analyses, shareholders have no understanding of what factors influenced the financial advisor’s analyses, thereby rendering all statements pertaining to the analyses misleading.

73. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

74. Plaintiff repeats all previous allegations as if set forth in full herein.

75. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of DUSA and have acted to put their personal interests ahead of the interests of DUSA shareholders.

76. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize DUSA’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

77. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of DUSA because, among other reasons:

(a) they failed to take steps to maximize the value of DUSA to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value DUSA; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

78. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of DUSA’s assets and will be prevented from benefiting from a value-maximizing transaction.

79. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

80. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty — Disclosure

(Against Individual Defendants)

81. Plaintiff repeats all previous allegations as if set forth in full herein.

82. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting DUSA shareholders.

83. As set forth above, the Individual Defendants have breached their fiduciary duty by failing to provide DUSA shareholders with critical financial and other information, including free cash flow and projections, in the Recommendation Statement.

84. As a result, Plaintiff and the Class members are being harmed irreparably.

85. Plaintiff and the Class have no adequate remedy at law.

COUNT III

Aiding and Abetting

(Against DUSA, Sun, and Merger Sub)

86. Plaintiff repeats all previous allegations as if set forth in full herein.

87. As alleged in more detail above, Defendants DUSA, Sun, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

88. DUSA, Sun and Merger Sub have knowledge that the Individual Defendants are breaching fiduciary duties to DUSA shareholders.

89. With this knowledge, DUSA sun and Merger Sub have rendered substantial assistance in effectuating the transaction, including by agreeing to the onerous deal protection devices, entering into the support Agreements and otherwise acting to benefit the Individual Defendants, and to the detriment of DUSA’s public shareholders.

90. As a result, Plaintiff and the Class members are being harmed.

91. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as Class representative and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) Imposing a constructive trust over the shares represented by the Support Agreements, so that those shares are not tendered into the tender offer unless and until the disclosure sought by Plaintiff herein is disseminated to DUSA shareholders in a timely fashion;

(F) Ordering Defendants to satisfy the Minimum Condition based on the exclusion of the shares represented in the Support Agreements;

(G) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(H) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: November 26, 2012	Respectfully submitted,

Donald J. Enright (admitted in New Jersey)
LEVI & KORSINSKY LLP
1101 30th Street, N.W. Suite 115 Washington, DC 20007 (T) 202-524-4290 (F) 202-333-2121